Mail Stop 3561

March 1, 2007

Don A. Turkleson, Chief Financial Officer
Cheniere Energy Partners, L.P.
717 Texas Avenue, Suite 3100
Houston, TX 77002

> **Re:** **Cheniere Energy Partners, L.P.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 14, 2007**
> **File No. 333-139572**

Dear Mr. Turkleson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Artwork

1. Please make clear in the caption to the artwork that the terminals are not expected to be completed until the second quarter of 2008.

Select Financial Data of Our Combined Predecessor Entities, page 17

2. Please update the tables on pages 17, 68, and elsewhere in your filing, to include the unaudited pro forma results for the combined predecessor entities, as applicable.

Contractual Obligations, page 76

3. Please include the Sabine Pass LNG G.P. management services agreement in your table and related disclosure.

Notes to Combined Financial Statements, page F-7
Note 7 – Debt Issuance Costs, page F-13

4. Please disclose the senior notes coverage deficiency in the select financial data table on page 17 and include an exhibit of the computation of the ratio of earnings to fixed charges, similar to the disclosure and exhibit in the Sabine Pass LNG, L.P. registration statement. See Items 503(d) and 601(a)(12) of Regulation S-K.

Unaudited Pro Forma Combined Condensed Balance Sheet, page F-23

5. Please tell us if you intend to disclose the subordinated units as convertible in future audited balance sheets. We refer you to Note 4 which discloses these units will convert into common units at the end of the subordination period. See Rule 5-02.30 of Regulation S-X.

Unaudited Pro Forma Combined Condensed Statement of Operations, page F-24

6. We note that common and subordinated unit holders are entitled to participate differently in the distribution reserve until the end of the subordination period. For example, you disclose that common unit holders receive a full quarterly distribution, plus arrearages, before subordinated unit holders may participate in cash distributions. We refer you to page 50 and the tabular forecast for available cash distributions on page 53. Please tell us your consideration of the applicability of the two-class method on the pro forma and future earnings per unit (EPU) presentations. See EITF 03-6. Accordingly, please advise or revise your pro forma EPU presentation to separately present EPU for common and subordinated unit holders based on contractual participation rights. Please also expand the loss per unit disclosure to discuss the application of the two-class method between common and subordinated unit holders.

Exhibit 5.1

7. The legal opinion refers to the "Delaware Revised Uniform Limited Partnership Act." Please have counsel confirm for us in writing that the legality opinion concurs with our understanding that the reference and limitation to the Delaware Revised Uniform Limited Partnership Act includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect. Please file this confirmation as correspondence on the EDGAR system.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Brian McAllister, Accountant, at (202) 551-3341 or Michael Moran, Accounting Branch Chief, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Geoffrey K. Walker, Esq.
       (713) 220-4285